April 21, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	MACOM Technology Solutions Holdings, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2016

Filed November 17, 2016

Form 8-K filed January 31, 2017

File No. 001-35451

Dear Mr. Kuhar:

MACOM Technology Solutions Holdings, Inc. (the “Company”, “we” or “us”) hereby submits a response to the supplemental comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated April 19, 2017 (the “Comment Letter”), relating to the above-referenced Form 10-K and Form 8-K. The headings of this letter correspond to the headings contained in the Comment Letter, and to facilitate your review, we have reproduced below the original text of the Staff’s comments, in bold, followed by the Company’s response.

Form 8-K filed January 31, 2017

Exhibit 99.1

1.	We note your response to comment 5 and related disclosures in your Form 8-K regarding the tax effect of your non-GAAP adjustments. Please revise future filings to clearly explain how you determined your adjusted non-GAAP income tax rate and explain the nature of any significant differences between your effective income tax rate determined under GAAP and your adjusted non-GAAP income tax rate. Refer to Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response: The Company advises the Staff that in future filings, we will clearly explain how we determine our adjusted non-GAAP income tax rate and explain the nature of any significant differences between our effective income tax rate determined under GAAP and our adjusted non-GAAP income tax rate.

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at (978) 656-2753. Thank you again for your time and consideration.

Sincerely,

/s/ Robert J. McMullan

Senior Vice President and Chief Financial Officer

Cc:	Marko Zatylny, Ropes & Gray LLP